

December 3, 2020

Scott T. Parker
Executive Vice President and Chief Financial Officer
Ryder System, Inc.
11690 N.W. 105th Street
Miami, Florida 33178

> **Re: Ryder System, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-04364**

Dear Mr. Parker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 7. Revenue Earning Equipment, Net, page 94

1. We note that you disclose cost and accumulated depreciation for revenue earning equipment held for operating lease by product offering categories ChoiceLease and Commercial rental. We note your review of the estimated residual values and useful lives of revenue earning equipment is based on vehicle class, generally subcategories of trucks, tractors and trailers by weight and usage. We also note that in the second quarter of 2020, you lowered your estimated residual values primarily for your truck fleet, and to a lesser extent, your tractor fleet, effective April 1, 2020.

   Please disclose balances and accumulated depreciation of major classes of revenue earning equipment held for operating lease at the balance sheet date. Refer to ASC 842-30-50-13 and ASC 360-10-50-1.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services